Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-122619

333-122619-01

333-122619-02

333-122619-03

333-122619-04

333-122619-05

333-122619-06

333-122619-07

333-122619-08

333-122619-09

333-122619-10

333-122619-12

333-122619-13

333-122619-14

333-122619-15

333-122619-16

333-122619-17

333-122619-18

333-122619-19

333-122619-20

333-122619-21

333-122619-22

333-122619-23

333-122619-24

333-122619-25

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus dated February 11, 2005, as supplemented by Prospectus Supplement No. 1 dated March 18, 2005, Prospectus Supplement No. 2 dated May 9, 2005 and Prospectus Supplement No. 3 dated August 9, 2005)

ACCELLENT CORP.

$175,000,000

SERIES B 10% SENIOR SUBORDINATED NOTES DUE 2012

Recent Developments

This Prospectus Supplement contains a current report on Form 8-K of Accellent Corp. filed with the Securities and Exchange Commission on September 16, 2005.

This Prospectus Supplement, together with the Prospectus dated February 11, 2005, as supplemented by Prospectus Supplement No. 1 dated March 18, 2005, Prospectus Supplement No. 2 dated May 9, 2005 and Prospectus Supplement No. 3 dated August 9, 2005, will be used by Credit Suisse First Boston LLC and its affiliates in connection with offers and sales in market-making transactions in the notes effected from time to time. Credit Suisse First Boston LLC may act as principal or agent in such transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from the sale of such securities.

The date of this Prospectus Supplement is September 16, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 12, 2005

Accellent Corp.

 (Exact Name of Registrant as Specified in Charter)

Colorado	333-118675	91-2054669
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 West 7th Avenue, Suite 200, Collegeville, PA 19426-0992

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (610) 489-0300

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement.

The disclosure provided in Item 2.01 of this Form 8-K is incorporated herein by reference.

Item 2.01  Completion of Acquisition or Disposition of Assets.

On September 12, 2005, Accellent Corp., through its wholly owned subsidiary CE Huntsville Holdings Corp., completed its acquisition of substantially all of the assets of Campbell Engineering, Inc., a Huntsville, Alabama based privately held engineering and manufacturing firm in the business of design, analysis, precision fabrication, assembly and testing of aerospace components and orthopaedic implants and instruments, and certain real property owned by the shareholders of Campbell Engineering, Inc. and used by Campbell Engineering, Inc. in the conduct of its business, pursuant to an Asset Purchase Agreement dated as of September 12, 2005 by and among Accellent Corp., CE Huntsville Holdings Corp., Campbell Engineering, Inc. and the shareholders of Campbell Engineering, Inc.  The acquired assets included two manufacturing facilities located on the real property acquired, and all of the fixed assets, manufacturing equipment, inventory, accounts receivable, and goodwill of Campbell Engineering, Inc.  A conformed copy of the press release announcing the completion of the transaction is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Subject to the terms of the Asset Purchase Agreement, Accellent Corp. and CE Huntsville Holdings Corp. agreed to pay, in the aggregate, a cash purchase price for the assets (including the shareholder real property) of up to approximately $30.1 million, approximately $18.1 million of which (before certain closing adjustments) was paid at the closing.  The remaining portion of the purchase price will be paid, if at all, pursuant to an earnout arrangement payable contingent upon the 2005 and 2006 full year financial performance of the acquired business. If earned, the 2005 and 2006 earnout payments would be expected to be made in the second quarters of 2006 and 2007, respectively.  The closing cash payment was funded with a combination of cash on hand and approximately $8.0 million of proceeds received from a draw on Accellent Corp.’s existing revolving credit facility included in its Senior Secured Credit Facility with Credit Suisse, Cayman Islands Branch (formerly known as Credit Suisse First Boston, acting through its Cayman Islands Branch), described in greater detail in response to Item 2.03 of this Form 8-K.  Credit Suisse, Cayman Islands Branch is an affiliate of DLJ Merchant Banking Partners III, L.P. and its related funds that are investors in Accellent Corp.’s parent company, Accellent Inc.

Item 2.03  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant.

In connection with the transaction described under Item 2.01 of this Form 8-K, Accellent Corp. received proceeds of approximately $8.0 million from a draw on its existing revolving credit facility pursuant to its Credit and Guaranty Agreement, dated June 30, 2004 and amended on March 25, 2005 (the “Senior Secured Credit Facility”), by and among Accellent Corp., Accellent Inc., the subsidiary guarantors of Accellent Corp. party thereto, the Lenders party thereto, Credit Suisse, Cayman Islands Branch, as Lead Arranger, Administrative Agent and Collateral Agent, Antares Capital Corporation and National City Bank, as Co-Documentation Agents, and Wachovia Bank, National Association, as Syndication Agent, which proceeds were used to fund a portion of the purchase price for the acquired assets.  The loan is a base rate loan under the Senior Secured Credit Facility accruing interest at an annual rate of 8.5% and maturing and becoming due on June 30, 2009.  Following the acquisition draw, the total amount available to be drawn on the revolving credit facility was approximately $25.8 million.  As of the date hereof, Accellent Corp. had approximately $6.2 million of letters of credit outstanding that reduced by such amount the amounts available under the revolving credit facility.  A summary of other material terms of the Senior Secured Credit Facility is included in Accellent Corp.’s Form 10-K filed for its fiscal year ending December 31, 2004, which has been updated by Accellent Corp. in its Form 10-Q filed for its second fiscal quarter of 2005. Such summaries, as updated, are incorporated herein by reference.  The Credit and Guaranty Agreement dated June 30, 2004 and the related amendment dated March 25, 2005 have been filed by Accellent Corp. as exhibits to its Form 10-K filed for its fiscal year ending December 31, 2004 and Form 10-Q filed for its second fiscal quarter of 2005, respectively.  The foregoing summaries are qualified in their entirety by reference to the full text of the filed Senior Secured Credit Facility, which is incorporated herein by reference.

Item 9.01  Financial Statements and Exhibits.

(a)                                  Financial statements of businesses acquired.

The financial statements required to be filed by this item are not included with this report of the completed acquisition under Item 2.01 of this Form 8-K.  Such financial statements will be filed by amendment not later than 71 calendar days after the date this current report on Form 8-K is required to be filed.

(b)                                 Pro forma financial information.

The pro forma financial information required to be filed by this item is not included with this report of the completed acquisition under Item 2.01 of this Form 8-K.  Such information will be filed by amendment not later than 71 calendar days after the date this current report on Form 8-K is required to be filed.

(c)                                  Exhibits.

Exhibit No.	Exhibit Description

99.1	Press release dated September 12, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCELLENT CORP.

Date: September 16, 2005	By:	/s/ Stewart A. Fisher
	Name:	Stewart A. Fisher
	Title:	Chief Financial Officer, Vice President,
Treasurer and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release dated September 12, 2005.